Exhibit 14

SUPERIOR ESSEX INC.

CODE OF ETHICS

Dear Colleague:

Throughout the years, Superior Essex has earned the reputation of a company with the highest integrity — producing and delivering quality products with outstanding customer service.  We are proud not only of what we are accomplishing, but of how we are achieving success. This reputation is one we want to protect.  To protect our reputation, we must continually strive to serve the best interests of our customers, employees and shareholders, while behaving as a responsible corporate citizen.  This commitment requires, among other things, that we act with the highest ethical and legal standards.

The Superior Essex Code of Ethics (the “Code of Ethics”) provides all employees with our ethical standards.  Keep in mind that we should all exercise care to comply with the spirit of the Code of Ethics, and to avoid any violation as well as the appearance of impropriety.

I believe that to succeed as a company we should foster an empowered workforce, with employees willing to make judgments and decisions.  It is important to know, however, that boundaries exist.  The Code of Ethics establishes those boundaries.  These boundaries are ones with which we have no discretion.

The Code of Ethics applies to all directors, officers and employees, no matter where you work, so it’s important that you read and understand it.  Refer to it frequently, and ask whatever questions you may have.

Our commitment to the highest standards of integrity begins with ensuring that everyone across the Superior Essex organization understands our core values — values that define how we conduct ourselves.  These values are the foundation of the Code of Ethics.

As a representative of Superior Essex, you hold our Company’s reputation in your hands.  With your help, I am confident that our Company will continue to be an outstanding corporate citizen in the communities we serve.  Thank you for joining me in this effort.

Stephen M. Carter

Chief Executive Officer

Superior Essex Inc.

Code of Ethics

Superior Essex Inc. is committed to conducting its business in accordance with the highest standards of integrity and excellence and in compliance with applicable laws and regulations.  We can achieve this goal only with the full commitment of our entire workforce — all our employees, officers and directors worldwide.  It is the responsibility of each of us to comply with both the spirit and the letter of all applicable governmental rules and regulations and with this Code of Ethics.

This Code of Ethics highlights principles reflecting the Company’s standards for ethical and legal business practices.  More detailed guidance can be found in Company policies and procedures.  In North America, such policies include the Company’s Standards of Business Conduct and Employee Handbook   You may find Company policies and procedures applicable to you by contacting your HR representative or on the Company’s Corporate Intranet.

The Code of Ethics and other policies apply to all officers, directors and employees of Superior Essex Inc., its subsidiaries and affiliated companies.

OUR COMMITMENT TO THE MARKETPLACE

The Company is committed to competing both lawfully and ethically in the marketplace.  We are honest and fair in all our business dealings with customers, suppliers and business vendors.

In honoring this commitment:

•                  We never use unlawful or unethical means to learn about our competitors, and we gather business intelligence in a proper and lawful manner.

•                  We market and sell our products with honesty and integrity, and in compliance with all applicable laws.

•                  We compete in compliance with all applicable antitrust and competition laws.

OUR COMMITMENT TO INTEGRITY

Without its good reputation, the Company cannot succeed.  Each of us must act to preserve and enhance the Company’s reputation.  To accomplish this, each of us must act with integrity in everything we do.

In honoring this commitment:

•                  We avoid actual or potential conflicts of interest. A conflict of interest can arise when we take actions or have interests that conflict with or make it difficult to perform our duties for the Company objectively and effectively.

•                  We are aware that conflicts of interest may involve

•                  having a financial interest in a competitor;

•                  having a financial interest in a company that does business with or contracts with the Company;

•                  taking advantage of corporate opportunities we learn about as a result of our position;

•                  entering into loans with an organization that does business with the Company; or

•                  hiring close relatives.

•                  We are aware that the activities and financial interests of our spouse, significant other, children, parents or in-laws may give rise to potential conflicts of interest or the appearance of a conflict of interest.

•                  We do not offer or accept gifts, including meals and entertainment, except as allowed by the Company’s Conflict of Interest policy.

•                  We will disclose any potential conflicts of interest as provided in the Company’s Conflict of Interest policy.

OUR COMMITMENT TO COMPLIANCE WITH LAWS

The Company is committed to complying with all laws, rules and regulations that apply to our business.

In honoring this commitment:

•                  On a global basis, we follow all applicable laws, rules and regulations governing our activities, including research and development, manufacturing, marketing, distribution and sale of our products.

•                  We do not allow direct or indirect payments to government officials that could be considered bribes in violation of applicable laws. We are aware that “government officials” can include government employees, political party members and candidates for political office. To assure compliance with these laws, we prohibit payments of any kind to government officials without prior approval from the Legal Department.

•                  We never trade on or improperly disclose “inside” information, which is nonpublic information that would be important to a person in deciding whether to buy or sell Company stock.

•                  We do not allow personal political activities on Company time or the use of Company resources in connection with such activities, unless such activities are specifically protected by applicable laws.

OUR COMMITMENT TO PROTECT COMPANY ASSETS

We operate in the best interests of the Company and our shareowners, and we exercise care in the use of our assets and resources.

In honoring this commitment:

•                  We protect all Company assets, including our computers and networks, against misuse or theft.

•                  We retain Company records in accordance with laws and applicable record retention guidelines.

•                  We safeguard the Company’s confidential, proprietary and personal information against inappropriate or unauthorized disclosures.

•                  We protect the Company’s intellectual property (such as its patents, trademarks, trade secrets and copyrights), and we respect the intellectual property rights of others.

OUR COMMITMENT TO OUR EMPLOYEES

The Company is committed to treating all employees with dignity and respect and to a workplace that is free from discrimination. The safety of our employees and others who work with the Company is a priority.

In honoring this commitment and in compliance with the applicable laws, regulations and rules:

•                  We recruit, hire, train, promote and provide other conditions of employment without regard to a person’s race, religion, gender, color, national origin, sexual orientation, age, disability, veteran status or other protected status and in accordance with applicable law.

•                  We do not tolerate unlawful harassment from our managers or employees.

•                  We promote a drug-free, alcohol-free workplace, and expect employees to perform their duties to the Company free from the influence of illegal drugs or alcohol.

•                  We maintain a workplace environment that promotes and protects the health and safety of our employees.

OUR COMMITMENT TO RESPONSIBLE REPORTING

The Company is committed to pursuing sound growth and earnings goals.  We are forthright about our operations and performance.  The Company is committed to delivering accurate and reliable information to management, employees, the media, financial analysts, investors, brokers and other members of the public.

In honoring this commitment:

•                  We keep accurate and complete books and records and never create false or misleading reports or records, including expense reports or time records.

•                  We comply with Company policies, procedures and systems of internal controls designed to ensure the accuracy and completeness of our books and records.

•                  We immediately report any concerns about the accuracy and completeness of financial or business records.

•                  We follow Company policies concerning communications with the public. We forward all media and other external organization requests for information regarding the Company (including oral requests) to Investor Relations.

WHO DO I CONTACT IF I HAVE QUESTIONS OR CONCERNS ABOUT THE CODE OF ETHICS?

Most issues regarding the Code of Ethics and how it applies to a particular situation can be resolved locally before they become problems for the Company, employees or the public.  The Company encourages employees to present ideas, raise concerns or ask questions about this Code—especially those of a legal or ethical nature.  All managers are responsible for supporting and enforcing this policy by maintaining an “open door” for their direct reports and those who may reach out to them.

While we hope that employees feel comfortable discussing any matter with their supervisors, there may be times when a supervisor cannot help.  There are a variety of resources available to help.

You can contact any one of the following:

•                  The next higher level of supervisor

•                  The head of your business unit

•                  Any member of the Legal Department

•                  Local or corporate Human Resources

•                  The Compliance Officer

While your questions and concerns can often be resolved at the local level, the Compliance Officer provides another way to address issues that cannot be resolved there and, in general, provides a way to report a concern or get information or advice regarding the Code of Ethics.

You may contact the Compliance Officer in any of the following ways:

Compliance Officer

E-mail	compliance@spsx.com

Mail	Compliance Officer Superior Essex Inc. 150 Interstate North Parkway Atlanta, Georgia 30339 USA

Phone	Call the General Counsel or a Member of the Legal Department by dialing his or her extension

In Person	Call the Compliance Officer or a member of the Legal Department for an appointment

WHEN SHOULD I RAISE CONCERNS OR QUESTIONS?

Ideally, you should raise concerns or questions about the Code of Ethics before actual problems arise. You should speak up if you believe that you or your co-workers risk violating laws, regulations, or Company policies, or if you find yourself uncomfortable with a situation. When in doubt, raise your concerns.

All employees will be treated with dignity and respect and will not be subject to retaliation, threats or harassment for raising concerns or questions.

SUPERIOR ESSEX COMPLIANCE REPORTING SYSTEM
(U.S.A. AND CANADA)

While you should be able to resolve your compliance issues through the resources provided in the Code of Ethics, there may be an occasion where you want to raise an issue or concern anonymously. For this reason, the Company has established the Superior Essex Compliance Reporting System. All messages submitted through this system are anonymous (unless you reveal your name) and are reviewed by the Company’s General Counsel or someone on his or her staff acting under the General Counsel’s supervision. The Company investigates and handles all messages appropriately.  In responding to your concern or comment, you may be asked to provide additional information regarding your message with total anonymity. The system will generate a 15-digit code for each complaint or comment, and you can use that code to track the status of your message and interact confidentially with the General Counsel or others using the system.

Anonymous Reporting

Secure Web Form	• www.openboard.info/spsx/

E-mail	• spsxcompliance@openboard.info

Hotline Voicemail

•     U.S.: toll-free 1-866-257-5570.

•     Outside of the U.S.: 1-402-572-5475 (first dial your access code, which you can find by contacting an operator).

•     All voicemail messages will be electronically disguised to ensure the confidentiality of your identity.

Remember, you are required to report any known violations of applicable law, rule, regulation or Company policy, including any violations of the Code of Ethics. When in doubt, raise your concerns.

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